Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELTATHREE, INC.
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(Name of Issuer)

Class A Common Stock
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(Title of Class of Securities)

24783N-10-2
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(CUSIP Number)

Abraham Ziv-Tal
P.O. Box 514
Rishpon, Israel 46915
Tel: (972) 54-658-5758

with a copy to:

Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street, 21st Floor
New York, New York 10005
(212) 509-5050

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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

12/15/2008
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(Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24783N-10-2

1	NAMES OF REPORTING PERSONS: Abraham Ziv-Tal

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Israel

	7	SOLE VOTING POWER:

NUMBER OF		10,347,677

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,347,677

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,347,677

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	31.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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* Such percentage is based on Mr. Abraham Ziv-Tal’s ownership of 10,347,677 shares of the Class A Common Shares of the Company, and is calculated on the basis of 32,870,105 outstanding shares of the Company’s Class A Common Stock on November 17, 2008, as reported on the Company’s Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2008.

Item 1. Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Shares"), of Deltathree, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 75 Broad Street, 31st Floor, New York, NY 10004.

Item 2. Identity and Background.

(a) This statement is filed by Mr. Abraham Ziv-Tal (the “Reporting Person”).

(b) The business address of the Reporting Person is 4 HaNurit St., Rishpon 46915, Israel.

(c) Business Development and Communication.

(d) None.

(e) None.

(f) Israel.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common Shares were acquired at a purchase price of $0.03 per Class A Common Share (the “Purchase Price per Share”) for an aggregate sum of $310,430.31 (the “Purchase Price”).  Pursuant to the terms of the Stock Purchase Agreement executed between Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. and the Reporting Person (the “Agreement”), the Purchase Price shall be payable at the sole discretion of the Reporting Person and shall be contingent on the Reporting Person’s receipt of profits in excess of the Purchase Price (including all costs incurred by the Reporting Person).

Item 4. Purpose of Transaction.

The Reporting Person acquired its ownership interest in the Company for investment purposes. The Reporting Person expects to engage in the continuous review of his investments and may determine to effectuate the purchase or sale of Class A Common Shares or other securities of the Company, or to engage in discussions to determine whether to engage in other transactions involving the Company.  The basis for such determinations may include developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities.

The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

Except as set forth hereinabove, the Reporting Person has no other plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person owns 10,347,677 Class A Common Shares of the Company which equals 31.5% of the Company’s 32,870,105 outstanding shares. Such percentage is based on the Reporting Person’s ownership of 10,347,677 Class A Common Shares, and is calculated on the basis of 32,870,105 outstanding shares of the Company’s Class A Common Stock on November 17, 2008, as reported the Company’s Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2008.

(b) See Item 5 Paragraph (a) above.

(c)  None.

(d)  None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item and under Item 3 and Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

99.1 Stock Purchase Agreement by and between Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. and Abraham Ziv-Tal, dated as of December 15, 2008.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2008

/s/ Abraham Ziv-Tal
Abraham Ziv-Tal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).